Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Three and nine months ended September 30, 2017 and 2016

Rogers Communications Inc.	1	Third Quarter 2017

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2017	2016	2017	2016
					see note 2

Revenue		3,581	3,492	10,511	10,192

Operating expenses:
Operating costs	4	2,133	2,125	6,519	6,404
Depreciation and amortization		531	575	1,611	1,721
Gain on disposition of property, plant and equipment		—	—	(49)	—
Restructuring, acquisition and other	5	59	55	121	126
Finance costs	6	183	188	562	573
Other expense (income)	7	20	220	(22)	195

Income before income tax expense		655	329	1,769	1,173
Income tax expense		188	109	477	329

Net income for the period		467	220	1,292	844

Earnings per share:
Basic	8	$0.91	$0.43	$2.51	$1.64
Diluted	8	$0.91	$0.43	$2.50	$1.63
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Third Quarter 2017

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars, unaudited)

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
				see note 2

Net income for the period	467	220	1,292	844

Other comprehensive income (loss):
Items that may subsequently be reclassified to income:
Available-for-sale investments:
Increase (decrease) in fair value	222	(56)	437	45
Reclassification to net income for gain on sale of investment	—	—	—	(39)
Related income tax (expense) recovery	(30)	7	(57)	(1)

Available-for-sale investments	192	(49)	380	5

Cash flow hedging derivative instruments:
Unrealized (loss) gain in fair value of derivative instruments	(226)	128	(527)	(433)
Reclassification to net income of loss (gain) on debt derivatives	332	(124)	634	448
Reclassification to net income or property, plant and equipment of loss (gain) on expenditure derivatives	20	(19)	26	(61)
Reclassification to net income for accrued interest	(11)	(15)	(48)	(51)
Related income tax (expense) recovery	(2)	(2)	24	63

Cash flow hedging derivative instruments	113	(32)	109	(34)

Share of other comprehensive (loss) income of equity-accounted investments, net of tax	(5)	1	(19)	(19)

Other comprehensive income (loss) for the period	300	(80)	470	(48)

Comprehensive income for the period	767	140	1,762	796
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Third Quarter 2017

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

		As at September 30	As at December 31
	Note	2017	2016

Assets
Current assets:
Accounts receivable		1,816	1,949
Inventories		235	315
Other current assets		240	215
Current portion of derivative instruments	9	423	91
Total current assets		2,714	2,570

Property, plant and equipment		10,821	10,749
Intangible assets	10	7,270	7,130
Investments	11	2,569	2,174
Derivative instruments	9	988	1,708
Other long-term assets		91	98
Deferred tax assets		6	8
Goodwill		3,905	3,905

Total assets		28,364	28,342

Liabilities and shareholders' equity
Current liabilities:
Bank advances		35	71
Short-term borrowings	12	1,738	800
Accounts payable and accrued liabilities		2,589	2,783
Income tax payable		95	186
Current portion of provisions		4	134
Unearned revenue		274	367
Current portion of long-term debt	13	1,747	750
Current portion of derivative instruments	9	84	22
Total current liabilities		6,566	5,113

Provisions		33	33
Long-term debt	13	12,655	15,330
Derivative instruments	9	160	118
Other long-term liabilities		540	562
Deferred tax liabilities		2,120	1,917
Total liabilities		22,074	23,073

Shareholders' equity	14	6,290	5,269

Total liabilities and shareholders' equity		28,364	28,342

Subsequent event	14
Contingent liabilities	17
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Third Quarter 2017

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares, unaudited)

	Class A Voting shares		Class B Non-voting shares
Nine months ended September 30, 2017	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2017	72	112,412	405	402,396	4,247	642	(107)	10	5,269
Net income for the period	—	—	—	—	1,292	—	—	—	1,292

Other comprehensive income (loss):
Available-for-sale investments, net of tax	—	—	—	—	—	380	—	—	380
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	109	—	109
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	(19)	(19)
Total other comprehensive income (loss)	—	—	—	—	—	380	109	(19)	470
Comprehensive income for the period	—	—	—	—	1,292	380	109	(19)	1,762

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(741)	—	—	—	(741)
Shares issued on exercise of stock options	—	—	—	2	—	—	—	—	—
Share class exchange	—	(5)	—	5	—	—	—	—	—
Total transactions with shareholders	—	(5)	—	7	(741)	—	—	—	(741)

Balances, September 30, 2017	72	112,407	405	402,403	4,798	1,022	2	(9)	6,290

	Class A Voting shares		Class B Non-voting shares
Nine months ended September 30, 2016	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2016	72	112,439	402	402,308	4,474	598	57	33	5,636
Net income for the period (see note 2)	—	—	—	—	844	—	—	—	844

Other comprehensive income (loss):
Available-for-sale investments, net of tax	—	—	—	—	—	5	—	—	5
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	(34)	—	(34)
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	(19)	(19)
Total other comprehensive income (loss)	—	—	—	—	—	5	(34)	(19)	(48)
Comprehensive income for the period	—	—	—	—	844	5	(34)	(19)	796

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(741)	—	—	—	(741)
Shares issued on exercise of stock options	—	—	3	61	—	—	—	—	3
Share class exchange	—	(25)	—	25	—	—	—	—	—
Total transactions with shareholders	—	(25)	3	86	(741)	—	—	—	(738)

Balances, September 30, 2016 (see note 2)	72	112,414	405	402,394	4,577	603	23	14	5,694
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	Third Quarter 2017

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2017	2016	2017	2016
					see note 2
Operating activities:
Net income for the period		467	220	1,292	844
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		531	575	1,611	1,721
Program rights amortization		13	15	49	54
Finance costs	6	183	188	562	573
Income tax expense		188	109	477	329
Stock-based compensation	15	15	18	47	45
Post-employment benefits contributions, net of expense		35	30	(24)	(31)
Net loss on divestitures pertaining to investments		—	50	—	11
Gain on disposition of property, plant and equipment		—	—	(49)	—
Loss (recovery) on wind down of shomi	7	—	140	(20)	140
Other		5	22	(1)	32
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid		1,437	1,367	3,944	3,718
Change in non-cash operating working capital items	18	266	117	(139)	32
Cash provided by operating activities before income taxes paid and interest paid		1,703	1,484	3,805	3,750
Income taxes paid		(87)	(59)	(399)	(214)
Interest paid		(239)	(240)	(610)	(632)

Cash provided by operating activities		1,377	1,185	2,796	2,904

Investing activities:
Additions to property, plant and equipment, net	18	(658)	(549)	(1,595)	(1,748)
Additions to program rights		(5)	(19)	(38)	(43)
Changes in non-cash working capital related to property, plant and equipment and intangible assets		96	(42)	8	(147)
Acquisitions and other strategic transactions, net of cash acquired	10	—	—	(184)	—
Other		(29)	(11)	(81)	(4)

Cash used in investing activities		(596)	(621)	(1,890)	(1,942)

Financing activities:
Net (repayment) proceeds received on short-term borrowings	18	(204)	—	1,021	250
Net repayment of long-term debt	18	(183)	(215)	(1,031)	(481)
Net (payments) proceeds on settlement of debt derivatives and forward contracts	9	(108)	25	(119)	(17)
Dividends paid		(247)	(247)	(741)	(741)
Other		—	5	—	5

Cash used in financing activities		(742)	(432)	(870)	(984)

Change in cash and cash equivalents		39	132	36	(22)
(Bank advances) cash and cash equivalents, beginning of period		(74)	(143)	(71)	11

Bank advances, end of period		(35)	(11)	(35)	(11)
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	Third Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in four reporting segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions
Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

During the nine months ended September 30, 2017, Wireless, Cable, and Business Solutions were operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly-owned subsidiaries. Media was operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Statement of Compliance
We prepared our interim condensed consolidated financial statements for the three and nine months ended September 30, 2017 (third quarter 2017 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) following the same accounting policies and methods of application as those disclosed in our annual audited consolidated financial statements for the year ended December 31, 2016 (2016 financial statements) with the exception of new accounting policies that were adopted on January 1, 2017 as described in note 2. These third quarter 2017 interim financial statements were approved by the Audit and Risk Committee of our Board of Directors on October 18, 2017.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The notes presented in these third quarter 2017 interim financial statements include only significant transactions and changes occurring for the nine months since our year-end of December 31, 2016 and do not include all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These third quarter 2017 interim financial statements should be read in conjunction with the 2016 financial statements.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. All dollar amounts are in Canadian dollars unless otherwise stated.

Change in Accounting Policies Adopted in 2016
We disclosed in our 2016 financial statements a change in accounting policy for measurement of deferred income taxes as a result of the IFRS Interpretations Committee's agenda decision relating to IAS 12, Income Taxes. As a result of this change, certain comparative information in these third quarter 2017 interim condensed consolidated financial statements was retrospectively amended. The impact of the change in policy as at and for the nine months ended September 30, 2016 was an $18 million increase in income tax expense and corresponding deferred tax liability, which resulted in a decrease to net income of the same amount. Basic and diluted earnings per share were decreased by $0.03 and $0.04, respectively, for this comparative period. There was no impact for the three months ended September 30, 2016 as a result of this change in policy.

Rogers Communications Inc.	7	Third Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

New Accounting Pronouncements Adopted in 2017
We adopted new amendments to the following accounting standards effective for our interim and annual consolidated financial statements commencing January 1, 2017. These changes did not have a material impact on our financial results.

•	IAS 7, Statement of Cash Flows

•	IAS 12, Income Taxes

•	IFRS 12, Disclosure of Interests in Other Entities

Recent Accounting Pronouncements Not Yet Adopted
The IASB has issued new standards and amendments to existing standards. These changes are not yet adopted by us and will have an impact on future periods.

•	IFRS 9, Financial Instruments (effective January 1, 2018)

•	IFRS 15, Revenue from Contracts with Customers (effective January 1, 2018)

•	IFRS 16, Leases (effective January 1, 2019)

These changes are described in our 2016 financial statements. We continue to assess the impact of each of these standards on our consolidated financial statements and we are progressing with the implementation of each of these standards. As at the date of these interim financial statements, there have been no significant changes to the disclosure related to the implementation of these standards that was included in our 2016 financial statements. With respect to IFRS 15, we have a team dedicated to ensuring our compliance with this standard. We are implementing a new system to enable us to comply with the requirements of the standard on a contract-by-contract basis and expect to begin a parallel run under both IAS 18 and IFRS 15 using this system in 2017. We have completed the system configurations and commenced the data validation process, which we expect will continue throughout the course of 2017. As a result, we continue to assess the impact of this standard on our consolidated financial statements and it is not yet possible to make a reliable estimate of its impact. We will disclose the estimated financial effects of the adoption of IFRS 15 in our 2017 annual consolidated financial statements.

NOTE 3: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, Business Solutions, and Media. All four segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in note 2. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties and eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are our chief operating decision makers and regularly review our operations and performance by segment. They review adjusted operating profit as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted operating profit is defined as income before stock-based compensation, depreciation and amortization, gain on disposition of property, plant and equipment, restructuring, acquisition and other, finance costs, other (income) expense, and income tax expense.

Rogers Communications Inc.	8	Third Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Information by Segment

Three months ended September 30, 2017	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue		2,138	870	97	516	(40)	3,581

Operating costs [1]		1,174	430	64	451	(1)	2,118

Adjusted operating profit		964	440	33	65	(39)	1,463

Stock-based compensation [1]	15						15
Depreciation and amortization							531
Restructuring, acquisition and other	5						59
Finance costs	6						183
Other expense	7						20

Income before income taxes							655
1 Included in Operating costs on the interim condensed consolidated financial statements.

Three months ended September 30, 2016	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue		2,037	865	95	533	(38)	3,492

Operating costs [1]		1,153	434	64	454	2	2,107

Adjusted operating profit		884	431	31	79	(40)	1,385

Stock-based compensation [1]	15						18
Depreciation and amortization							575
Restructuring, acquisition and other	5						55
Finance costs	6						188
Other expense	7						220

Income before income taxes							329
1 Included in Operating costs on the interim condensed consolidated financial statements.

Nine months ended September 30, 2017	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue		6,154	2,595	288	1,627	(153)	10,511

Operating costs [1]		3,453	1,335	192	1,527	(35)	6,472

Adjusted operating profit		2,701	1,260	96	100	(118)	4,039

Stock-based compensation [1]	15						47
Depreciation and amortization							1,611
Gain on disposition of property, plant and equipment							(49)
Restructuring, acquisition and other	5						121
Finance costs	6						562
Other income	7						(22)

Income before income taxes							1,769
1 Included in Operating costs on the interim condensed consolidated financial statements.

Rogers Communications Inc.	9	Third Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Nine months ended September 30, 2016	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue		5,858	2,591	288	1,596	(141)	10,192

Operating costs [1]		3,365	1,352	195	1,476	(29)	6,359

Adjusted operating profit		2,493	1,239	93	120	(112)	3,833

Stock-based compensation [1]	15						45
Depreciation and amortization							1,721
Restructuring, acquisition and other	5						126
Finance costs	6						573
Other expense	7						195

Income before income taxes							1,173
1 Included in Operating costs on the interim condensed consolidated financial statements.

NOTE 4: OPERATING COSTS

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2017	2016	2017	2016

Cost of equipment sales and direct channel subsidies	484	470	1,390	1,366
Merchandise for resale	55	49	170	147
Other external purchases	1,006	1,027	3,289	3,287
Employee salaries and benefits and stock-based compensation	588	579	1,670	1,604

Total operating costs	2,133	2,125	6,519	6,404

NOTE 5: RESTRUCTURING, ACQUISITION AND OTHER

During the three and nine months ended September 30, 2017, we incurred $59 million and $121 million (2016 - $55 million and $126 million), respectively, in restructuring, acquisition and other expenses. These expenses in 2017 and 2016 primarily consisted of severance costs associated with the targeted restructuring of our employee base and certain contract termination costs. In 2016, these costs primarily related to severance costs as described above and the wind down of and changes to certain businesses.

NOTE 6: FINANCE COSTS

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2017	2016	2017	2016

Interest on borrowings	185	185	556	573
Interest on post-employment benefits liability	3	2	9	7
(Gain) loss on foreign exchange	(66)	28	(115)	(19)
Change in fair value of derivative instruments	61	(24)	109	18
Capitalized interest	(5)	(6)	(13)	(15)
Other	5	3	16	9

Total finance costs	183	188	562	573

Rogers Communications Inc.	10	Third Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 7: OTHER EXPENSE (INCOME)

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2017	2016	2017	2016

Losses (income) from associates and joint ventures	19	182	(25)	209
Net loss on divestitures pertaining to investments	—	50	—	11
Other investment losses (income)	1	(12)	3	(25)

Total other expense (income)	20	220	(22)	195

During the nine months ended September 30, 2017, we recognized a $20 million provision reversal related to the wind down of shomi, which is recorded in income from associates and joint ventures. During the three and nine months ended September 30, 2016, we recognized a $140 million loss associated with the writedown of our investment in shomi.

NOTE 8: EARNINGS PER SHARE

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except per share amounts)	2017	2016	2017	2016

Numerator (basic) - Net income for the period	467	220	1,292	844

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	515	515	515	515
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	1	2	2	2

Weighted average number of shares outstanding - diluted	516	517	517	517

Earnings per share:
Basic	$0.91	$0.43	$2.51	$1.64
Diluted	$0.91	$0.43	$2.50	$1.63

For the three and nine months ended September 30, 2017 and 2016, the diluted earnings per share calculation reflects accounting for outstanding share-based payments using the cash-settled method for stock-based compensation as it was determined to be more dilutive than using the equity-settled method.

A total of nil and 489,835 options were out of the money for the three and nine months ended September 30, 2017 (2016 - nil and nil), respectively. These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 9: FINANCIAL INSTRUMENTS

Derivative Instruments
We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, bond forwards, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

Debt derivatives
We use cross-currency interest exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated senior notes and debentures, credit facility borrowings, and commercial paper borrowings (see note 12). We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and commercial paper borrowings have not been designated as hedges for accounting purposes.

Rogers Communications Inc.	11	Third Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US dollar-denominated commercial paper (US CP) program during the three and nine months ended September 30, 2017 and 2016.

		Three months ended September 30, 2017			Nine months ended September 30, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	335	1.29	433	1,510	1.33	2,001
Debt derivatives settled	485	1.31	636	1,660	1.33	2,202

Net cash paid			(20)			(21)

Commercial paper program
Debt derivatives entered	3,096	1.26	3,896	6,126	1.30	7,979
Debt derivatives settled	3,290	1.25	4,127	5,566	1.29	7,192

Net cash paid			(88)			(98)

		Three months ended September 30, 2016			Nine months ended September 30, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	2,939	1.30	3,827	6,736	1.30	8,777
Debt derivatives settled	3,066	1.30	3,975	5,975	1.30	7,774

Net cash received (paid)			25			(17)

As at September 30, 2017, we had nil and US$560 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and commercial paper program (December 31, 2016 - US$150 million and nil), respectively.

As at September 30, 2017, we had US$6,700 million (December 31, 2016 - US$6,700 million) in US dollar-denominated senior notes and debentures, of which all of the associated foreign exchange risk had been hedged using debt derivatives. We did not enter into or settle any debt derivatives related to senior notes or debentures during the three or nine months ended September 30, 2017 or 2016.

Bond forwards
We use bond forward derivatives (bond forwards) to hedge interest rate risk on the senior notes we expect to issue in the future. We did not enter into or settle any bond forwards during the three or nine months ended September 30, 2017 or 2016. As at September 30, 2017, we had $900 million (December 31, 2016 - $900 million) notional amount of bond forwards outstanding, all of which were designated as hedges for accounting purposes.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecasted operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three and nine months ended September 30, 2017 and 2016.

		Three months ended September 30, 2017			Nine months ended September 30, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	360	1.24	445	840	1.27	1,070
Expenditure derivatives settled	240	1.33	320	705	1.33	940

Rogers Communications Inc.	12	Third Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

		Three months ended September 30, 2016			Nine months ended September 30, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	60	1.27	76	750	1.34	1,002
Expenditure derivatives settled	210	1.22	257	630	1.22	770

As at September 30, 2017, we had US$1,425 million of expenditure derivatives outstanding (December 31, 2016 - US$1,290 million) with terms to maturity ranging from October 2017 to December 2019 (December 31, 2016 - January 2017 to December 2018), at an average rate of $1.29/US$ (December 31, 2016 - $1.32/US$).

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at September 30, 2017, we had equity derivatives outstanding for 5.4 million (December 31, 2016 - 5.4 million) RCI Class B shares with a weighted average price of $51.44 (December 31, 2016 - $50.30).

During the three months ended September 30, 2017, we did not enter into or settle any equity derivatives. During the nine months ended September 30, 2017, we settled existing equity derivatives for net proceeds of $6 million and entered into new derivatives on one million RCI Class B shares with an expiry date of March 2018. We have also executed extension agreements for the remaining equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2018 (from April 2017). We did not enter into or settle any equity derivatives during the three or nine months ended September 30, 2016.

Fair Values of Financial Instruments
The carrying value of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly-traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair value of each of our bond forwards is determined by discounting to the measurement date the cash flows that result from multiplying the bond forward's notional amount by the difference between the period-end market forward yields and the forward yield in each bond forward.

The fair values of our equity derivatives are based on the quoted market value of RCI's Class B Non-Voting shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

•	financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;

•	financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and

•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at September 30, 2017 and December 31, 2016 and there were no transfers between Level 1, Level 2, or Level 3 during the three or nine months ended September 30, 2017 or 2016.

Rogers Communications Inc.	13	Third Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Below is a summary of the financial instruments carried at fair value by valuation method as at September 30, 2017 and December 31, 2016.

	Carrying value		Fair value (Level 1)		Fair value (Level 2)
	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31
(In millions of dollars)	2017	2016	2017	2016	2017	2016
Financial assets
Available-for-sale, measured at fair value:
Investments in publicly-traded companies	1,472	1,047	1,472	1,047	—	—
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	1,329	1,751	—	—	1,329	1,751
Debt derivatives not accounted for as hedges	8	—	—	—	8	—
Expenditure derivatives accounted for as cash flow hedges	5	40	—	—	5	40
Equity derivatives not accounted for as cash flow hedges	69	8	—	—	69	8

Total financial assets	2,883	2,846	1,472	1,047	1,411	1,799

Financial liabilities
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	141	68	—	—	141	68
Bond forwards accounted for as cash flow hedges	37	51	—	—	37	51
Expenditure derivatives accounted for as cash flow hedges	66	21	—	—	66	21

Total financial liabilities	244	140	—	—	244	140

Below is a summary of the fair value of our long-term debt as at September 30, 2017 and December 31, 2016.

	As at September 30, 2017		As at December 31, 2016
(In millions of dollars)	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]

Long-term debt (including current portion)	14,402	16,048	16,080	17,628
1 Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy.

We did not have any non-derivative held-to-maturity financial assets during the three and nine months ended September 30, 2017 and 2016.

NOTE 10: INTANGIBLE ASSETS

In June 2017, upon receipt of all necessary regulatory approvals, we acquired an AWS-1 spectrum licence from Quebecor Inc., pursuant to an existing agreement, by paying $184 million. Upon acquisition, we recognized the spectrum licence as an intangible asset of $184 million, which included directly attributable costs. The spectrum licence provides us with more wireless capacity in the Greater Toronto Area.

NOTE 11: INVESTMENTS

	As at September 30	As at December 31
(In millions of dollars)	2017	2016

Investments in:
Publicly-traded companies	1,472	1,047
Private companies	163	169
Investments, available-for-sale	1,635	1,216
Investments, associates and joint ventures	934	958

Total investments	2,569	2,174

Rogers Communications Inc.	14	Third Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 12: SHORT-TERM BORROWINGS

	As at September 30	As at December 31
(In millions of dollars)	2017	2016

Accounts receivable securitization program	1,040	800
US commercial paper program	698	—

Total short-term borrowings	1,738	800

Accounts Receivable Securitization Program

	As at September 30	As at December 31
(In millions of dollars)	2017	2016

Trade accounts receivable sold to buyer as security	1,286	1,460
Short-term borrowings from buyer	(1,040)	(800)

Overcollateralization	246	660

Below is a summary of the activity relating to our accounts receivable securitization program for the three and nine months ended September 30, 2017 and 2016.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2017	2016	2017	2016

Proceeds received from accounts receivable securitization	80	—	530	295
Repayment of accounts receivable securitization	(50)	—	(290)	(45)

Net proceeds received from accounts receivable securitization	30	—	240	250

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2017	2016	2017	2016

Accounts receivable securitization program, beginning of period	1,010	1,050	800	800
Net proceeds received from accounts receivable securitization	30	—	240	250

Accounts receivable securitization program, end of period	1,040	1,050	1,040	1,050

US Commercial Paper Program
In March 2017, we entered into a US CP program that allows us to issue up to a maximum aggregate principal amount of US$1 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. Borrowings under our US CP program are classified as short-term borrowings on our consolidated statements of financial position when they are due within one year of the date of the financial statements.

Rogers Communications Inc.	15	Third Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Below is a summary of the activity relating to our US CP program for the three and nine months ended September 30, 2017.

		Three months ended September 30, 2017			Nine months ended September 30, 2017
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	3,095	1.26	3,897	6,125	1.30	7,981
Repayment of US commercial paper	(3,293)	1.25	(4,131)	(5,572)	1.29	(7,200)

Net (repayment of) proceeds received from US commercial paper			(234)			781

		Three months ended September 30, 2017			Nine months ended September 30, 2017
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper program, beginning of period	754	1.30	978	—	—	—
Net (repayment of) proceeds received from US commercial paper	(198)	1.18	(234)	553	1.41	781
Discounts on issuance [1]	4	1.25	5	7	1.29	9
Gain on foreign exchange [1]			(51)			(92)

US commercial paper program, end of period	560	1.25	698	560	1.25	698
1 Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 9). We have not designated these debt derivatives as hedges for accounting purposes.

Rogers Communications Inc.	16	Third Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 13: LONG-TERM DEBT

			Principal amount	Interest rate	As at September 30	As at December 31
(In millions of dollars, except interest rates)	Due date				2017	2016

Bank credit facilities				Floating	—	100
Bank credit facilities		US	revolving	Floating	—	201
Senior notes	2017		250	Floating	—	250
Senior notes	2017		500	3.000%	—	500
Senior notes	2018	US	1,400	6.800%	1,747	1,880
Senior notes	2019		400	2.800%	400	400
Senior notes	2019		500	5.380%	500	500
Senior notes	2020		900	4.700%	900	900
Senior notes	2021		1,450	5.340%	1,450	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2023	US	500	3.000%	624	671
Senior notes	2023	US	850	4.100%	1,061	1,141
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	874	940
Senior notes	2026	US	500	2.900%	624	671
Senior debentures [1]	2032	US	200	8.750%	250	269
Senior notes	2038	US	350	7.500%	437	470
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	624	671
Senior notes	2043	US	650	5.450%	811	873
Senior notes	2044	US	1,050	5.000%	1,310	1,410
					14,512	16,197
Deferred transaction costs and discounts					(110)	(117)
Less current portion					(1,747)	(750)

Total long-term debt					12,655	15,330

[1]	Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at September 30, 2017 and December 31, 2016.

Rogers Communications Inc.	17	Third Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Bank Credit and Letter of Credit Facilities
Below is a summary of the activity relating to our revolving and non-revolving bank credit facilities during the three and nine months ended September 30, 2017 and 2016.

		Three months ended September 30, 2017			Nine months ended September 30, 2017
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US dollar borrowings	285	1.30	370	860	1.33	1,144
Canadian dollar borrowings			450			1,730

Total borrowings			820			2,874

US dollar repayments	(435)	1.27	(553)	(1,010)	1.31	(1,325)
Canadian dollar repayments			(450)			(1,830)

Total repayments			(1,003)			(3,155)

Net repayments under credit facilities			(183)			(281)

		Three months ended September 30, 2016			Nine months ended September 30, 2016
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US dollar borrowings	478	1.29	617	1,885	1.32	2,479
Canadian dollar borrowings			625			815

Total borrowings			1,242			3,294

US dollar repayments	(605)	1.31	(792)	(1,124)	1.30	(1,460)
Canadian dollar repayments			(665)			(1,315)

Total repayments			(1,457)			(2,775)

Net (repayments) borrowings under credit facilities			(215)			519

As at September 30, 2017, we had nil outstanding under our revolving and non-revolving credit facilities (December 31, 2016 - $301 million).

In March 2017, we amended our revolving credit facility to, among other things, extend the maturity date of the original $2.5 billion facility from September 2020 to March 2022. In addition, we added a $700 million tranche to the facility that matures in March 2020. As a result, the total credit limit for the facility is now $3.2 billion.

In March 2017, we repaid the entire balance that was outstanding under our non-revolving bank credit facility. As a result of this repayment, this facility was terminated.

Senior Notes
Issuance of senior notes and related derivative settlements
We did not issue any senior notes during the three or nine months ended September 30, 2017 or 2016.

Rogers Communications Inc.	18	Third Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Repayment of senior notes and related derivative settlements
Below is a summary of the repayment of our senior notes for the three and nine months ended September 30, 2017 and 2016.

	Three months ended September 30, 2017		Nine months ended September 30, 2017
(In millions of dollars) Maturity date	Notional amount (US$)	Notional amount (Cdn$)	Notional amount (US$)	Notional amount (Cdn$)

March 2017	—	—	—	250
June 2017	—	—	—	500

Total	—	—	—	750

	Three months ended September 30, 2016		Nine months ended September 30, 2016
(In millions of dollars) Maturity date	Notional amount (US$)	Notional amount (Cdn$)	Notional amount (US$)	Notional amount (Cdn$)

May 2016	—	—	—	1,000

There were no debt derivatives associated with these Canadian dollar-denominated senior notes.

NOTE 14: SHAREHOLDERS' EQUITY

Dividends
Below is a summary of the dividends we declared and paid on our outstanding Class A Voting and Class B Non-Voting shares in 2017 and 2016.

Date declared	Date paid	Dividend per share (dollars)

January 26, 2017	April 3, 2017	0.48
April 18, 2017	July 4, 2017	0.48
August 17, 2017	October 3, 2017	0.48
		1.44

January 27, 2016	April 1, 2016	0.48
April 18, 2016	July 4, 2016	0.48
August 11, 2016	October 3, 2016	0.48
October 20, 2016	January 3, 2017	0.48
		1.92

The holders of Class A shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B shares. Class A Voting and Class B Non-Voting shares therefore participate equally in dividends above five cents per share.

NOTE 15: STOCK-BASED COMPENSATION

Below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2017	2016	2017	2016

Stock options	8	12	33	26
Restricted share units	15	15	42	40
Deferred share units	10	13	45	31
Equity derivative effect, net of interest receipt	(18)	(22)	(73)	(52)

Total stock-based compensation expense	15	18	47	45

Rogers Communications Inc.	19	Third Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

As at September 30, 2017, we had a total liability, recorded at its fair value, of $223 million (December 31, 2016 - $189 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

During the three and nine months ended September 30, 2017, we paid $11 million and $92 million (2016 - $7 million and $58 million), respectively, to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Stock Options
Summary of stock options

	Three months ended September 30, 2017		Nine months ended September 30, 2017
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	3,270,658	$48.56	3,732,524	$43.70
Granted	—	—	993,740	$59.71
Exercised	(174,282)	$38.47	(1,495,187)	$42.65
Forfeited	(171,229)	$51.86	(305,930)	$50.46

Outstanding, end of period	2,925,147	$48.97	2,925,147	$48.97

Exercisable, end of period	1,032,932	$41.49	1,032,932	$41.49

	Three months ended September 30, 2016		Nine months ended September 30, 2016
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	5,164,435	$43.99	4,873,940	$41.47
Granted	—	—	1,054,530	$49.95
Exercised	(289,433)	$36.59	(1,003,316)	$35.78
Forfeited	—	—	(50,152)	$45.83

Outstanding, end of period	4,875,002	$44.43	4,875,002	$44.43

Exercisable, end of period	2,205,418	$41.44	2,205,418	$41.44

Included in the above table are grants of nil and 489,835 performance options to certain key executives during the three and nine months ended September 30, 2017 (2016 - nil and 420,035), respectively.

Unrecognized stock-based compensation expense related to stock option plans was $8 million as at September 30, 2017 (December 31, 2016 - $3 million) and will be recognized in net income over the next four years as the options vest.

Restricted Share Units
Summary of RSUs

	Three months ended September 30		Nine months ended September 30
(In number of units)	2017	2016	2017	2016

Outstanding, beginning of period	1,809,475	2,340,614	2,237,085	2,484,405
Granted and reinvested dividends	150,370	56,355	793,042	723,793
Exercised	(12,015)	(30,862)	(930,042)	(728,956)
Forfeited	(41,092)	(23,868)	(193,347)	(137,003)

Outstanding, end of period	1,906,738	2,342,239	1,906,738	2,342,239

Included in the above table are grants of 2,101 and 131,532 performance RSUs to certain key executives during the three and nine months ended September 30, 2017 (2016 - 4,631 and 94,972), respectively.

Rogers Communications Inc.	20	Third Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Unrecognized stock-based compensation expense related to these RSUs was $49 million as at September 30, 2017 (December 31, 2016 - $35 million) and will be recognized in net income over the next three years as the RSUs vest.

Deferred Share Units
Summary of DSUs

	Three months ended September 30		Nine months ended September 30
(In number of units)	2017	2016	2017	2016

Outstanding, beginning of period	2,771,892	2,499,799	2,396,458	1,770,871
Granted and reinvested dividends	31,149	26,935	713,425	947,694
Exercised	(85,050)	(10,308)	(220,580)	(125,666)
Forfeited	(221,924)	(19,421)	(393,236)	(95,894)

Outstanding, end of period	2,496,067	2,497,005	2,496,067	2,497,005

Included in the above table are grants of 5,248 and 187,748 performance DSUs to certain key executives during the three and nine months ended September 30, 2017 (2016 - 6,458 and 322,285), respectively.

Unrecognized stock-based compensation expense related to these DSUs as at September 30, 2017 was $29 million (December 31, 2016 - $30 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs are fully vested.

NOTE 16: RELATED PARTY TRANSACTIONS

Controlling Shareholder
We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three and nine months ended September 30, 2017 and 2016 were less than $1 million, respectively.

Transactions with Key Management Personnel
We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

•	the non-executive chairman of a law firm that provides a portion of our legal services; and

•	the chair of the board of a company that provides printing services to the Company.

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2017	2016	2017	2016

Printing and legal services	4	7	14	18

NOTE 17: CONTINGENT LIABILITIES

We have the following contingent liabilities as at September 30, 2017:

System Access Fee - Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was

Rogers Communications Inc.	21	Third Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. The appeal courts in several provinces dismissed the corresponding claims as an abuse of process. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 Fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Cellular Devices
In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

Outcome of Proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

NOTE 18: SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-Cash Operating Working Capital Items

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2017	2016	2017	2016

Accounts receivable	43	(31)	97	(95)
Inventories	54	(32)	80	48
Other current assets	51	37	(26)	(34)
Accounts payable and accrued liabilities	206	159	(196)	146
Unearned revenue	(88)	(16)	(94)	(33)

Total change in non-cash operating working capital items	266	117	(139)	32

Additions to Property, Plant and Equipment, net

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2017	2016	2017	2016

Additions to property, plant and equipment	658	549	1,669	1,748
Proceeds from disposition of property, plant and equipment	—	—	(74)	—

Additions to property, plant and equipment, net	658	549	1,595	1,748

Rogers Communications Inc.	22	Third Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Net (Repayment) Proceeds Received on Short-Term Borrowings

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2017	2016	2017	2016

Net proceeds received from accounts receivable securitization	12	30	—	240	250
Net (repayment of) proceeds received from US commercial paper	12	(234)	—	781	—

Net (repayment) proceeds received on short-term borrowings		(204)	—	1,021	250

Net Repayment of Long-Term Debt

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2017	2016	2017	2016

Net (repayments) borrowings under credit facilities	13	(183)	(215)	(281)	519
Net repayment of senior notes	13	—	—	(750)	(1,000)

Net repayment of long-term debt		(183)	(215)	(1,031)	(481)

Rogers Communications Inc.	23	Third Quarter 2017